FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 001-32741

Telmex Internacional, S.A.B. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telmex International (Translation of Registrant's Name into English)
Av. Insurgentes Sur 3500 Colonia Peña Pobre México City 14060, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX INTERNACIONAL, S.A.B. DE C.V.

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B. de C.V. and

National Banking and Securities Commission

Re: Capital Stock movements of Telmex Internacional, S.A.B. de C.V.

Pursuant to the Mexican "Circular Unica de Emisoras" we hereby inform you about the movements during October 2008.
EXCHANGES:
Series "A" to "L"	1,635,850

Series "L"

BUYBACK:
Shares Series "A"	101,200
Shares Series "L"	105,841,800

Based on this information, the structure of the Telmex Internacional's Capital Stock regarding the Outstanding shares at the end of this period is:

SERIES	OUTSTANDING SHARES	% OF THE TOTAL OUTSTANDING SHARES

"AA"	8,114,596,082	43.99
"A"	419,196,972	2.27
"L"	9,911,203,006	53.74

TOTAL	18,444,996,060	100.00

TELMEX INTERNACIONAL, S.A.B. DE C.V.

November 7, 2008

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on June 23, 2008 and at the general meetings of shareholders on July 9, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex Internacional on November 7, 2008 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 3,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.18,213,007.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

November 6, 2008

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on June 23, 2008 and at the general meetings of shareholders on July 9, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex Internacional on November 6, 2008 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 3,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.18,487,736.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

November 5, 2008

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on June 23, 2008 and at the general meetings of shareholders on July 9, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex Internacional on November 5, 2008 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 3,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.19,559,182.00 and 27,400 class "A" shares of Telmex Itnernacional at an aggregate price of P.178,100.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

November 4, 2008

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on June 23, 2008 and at the general meetings of shareholders on July 9, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex Internacional on November 4, 2008 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 5,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.33,043,370.00 and 70,700 class "A" shares of Telmex Itnernacional at an aggregate price of P.457,145.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

TELMEX INTERNACIONAL, S.A.B. DE C.V.

November 3, 2008

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A.B de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telmex Internacional, S.A.B. de C.V.

On behalf of Telmex Internacional, S.A.B. de C.V. ("Telmex Internacional"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex Internacional at a meeting held on June 23, 2008 and at the general meetings of shareholders on July 9, 2007, this is to inform you that, pursuant to the terms of Article 56 of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex Internacional on November 3, 2008 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A.B. de C.V. 5,000,000 class "L" shares of Telmex Internacional at an aggregate price of P.32,781,041.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Sincerely,

Oscar Von Hauske Solís

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2008.	TELMEX INTERNACIONAL, S.A.B. DE C.V. By: __________________ Name: Oscar Von Hauske Solís Title: Chief Executive Officer

Ref: Telmex Internacional, S.A.B. de C.V. Buyback from November 3 to November 7, 2008.